UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M200

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,625,103*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,625,103*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 22, 2018 and based on 52,066,725 shares of Common Stock, which is the sum of the (a) 50,176,739 shares of Common Stock outstanding as of May 10, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-34885) filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2018 and (b) 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,625,103*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,625,103*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 22, 2018 and based on 52,066,725 shares of Common Stock, which is the sum of the (a) 50,176,739 shares of Common Stock outstanding as of May 10, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-34885) filed with the SEC on May 18, 2018 and (b) 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,625,103*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,625,103*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 22, 2018 and based on 52,066,725 shares of Common Stock, which is the sum of the (a) 50,176,739 shares of Common Stock outstanding as of May 10, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-34885) filed with the SEC on May 18, 2018 and (b) 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,625,103*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,625,103*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 22, 2018 and based on 52,066,725 shares of Common Stock, which is the sum of the (a) 50,176,739 shares of Common Stock outstanding as of May 10, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-34885) filed with the SEC on May 18, 2018 and (b) 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 19 (“Amendment No. 19”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 thereto filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 thereto filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 thereto filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 thereto filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 thereto filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 thereto filed on October 19, 2015 (“Amendment No. 6”), Amendment No. 7 thereto filed on September 1, 2016 (“Amendment No. 7”), Amendment No. 8 thereto filed on November 4, 2016 (“Amendment No. 8”), Amendment No. 9 thereto filed on November 14, 2016 (“Amendment No. 9”), Amendment No. 10 thereto filed on December 15, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on January 11, 2017 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 27, 2017 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 14, 2017 (“Amendment No. 13”), Amendment No. 14 thereto filed on April 20, 2017 (“Amendment No. 14”), Amendment No. 15 thereto filed on May 9, 2017 (“Amendment No. 15”), Amendment No. 16 thereto filed on May 16, 2017 (“Amendment No. 16”), Amendment No. 17 thereto filed on August 14, 2017 (“Amendment No. 17”) and Amendment No. 18 thereto filed on October 3, 2017 (“Amendment No. 18” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and this Amendment No. 19, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 19 is being filed by the Reporting Persons to report a decrease by more than one percent in the percentage of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock outstanding based on information contained in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-34885) filed with the SEC on May 18, 2018 and the dispositions of shares of Common Stock described in Item 5(c) herein.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background.

Item 2 is hereby amended by:

(i) deleting the address of principal business and principal office of Cairnhill and Maxwell and replacing them to read as follows:

Cairnhill Investments (Mauritius) Pte Ltd.

c/o SGG Corporate Services (Mauritius) Ltd

33 Edith Cavell Street

Port Louis, Mauritius 11324

Maxwell (Mauritius) Pte Ltd.

c/o SGG Corporate Services (Mauritius) Ltd

33 Edith Cavell Street

Port Louis, Mauritius 11324

(ii) deleting Exhibit 1 referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of May 22, 2018, Maxwell is the direct beneficial owner of 2,735,117 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of May 22, 2018, Maxwell is the direct beneficial owner and deemed beneficial owner of 4,625,103 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by each of the Reporting Persons as of May 22, 2018 (as set forth in the prior paragraph and Item 5(b) below) by (ii) 52,066,725 shares of Common Stock, which is the sum of the (a) 50,176,739 shares of Common Stock outstanding as of May 10, 2018 and (b) 1,889,986 shares of Common Stock issuable upon exercise of the Funding Warrant

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 4,625,103 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 4,625,103 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 4,625,103 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) Maxwell made the following dispositions of shares of Common Stock during the past sixty days:

Date	No. of shares of Common Stock disposed	Price per share
May 7, 2018	95,162	$6.5429
May 8, 2018	30,379	$6.1346
May 9, 2018	3,560	$6.0419
May 14, 2018	100,000	$6.0698
May 15, 2018	100,300	$6.0663
May 16, 2018	80,000	$5.6277
May 17, 2018	87,500	$5.2852
May 22, 2018	70,567	$5.4322

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description

1	Information regarding the Instruction C persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 23, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director